

SEC¹



19007309

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Inland Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 Butterfield Road

(No. and Street)

Oak Brook	**IL**	**60523**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine L. Lynch   (630) 218-8000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

200 E. Randolph Drive	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Catherine L. Lynch _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Inland Securities Corporation _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

```
OFFICIAL SEAL
MARY J PECHOUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/22
```

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Inland Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Inland Securities Corporation
(the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's
equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In
our opinion, the financial statements present fairly, in all material respects, the financial position of the
Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended
in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in note 2 to the financial statements, the Company has changed its method of accounting for
revenue recognition in 2018 due to the adoption of ASU 2014-09, *Revenue from Contracts with Customers
(ASC Topic 606).*

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented
in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §



240.17a-5 (and *17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 1991.

Chicago, Illinois
February 27, 2019

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	4,933,391
Commissions receivable		75,943
Accounts receivable		797
Current income tax receivable		162,336
Fixed assets (net)		65,236
Total Assets	$	5,237,703

Liabilities and Stockholder's Equity

Liabilities:

Commissions payable	$	1,035,283
Accounts payable and accrued expenses		1,078,222
Total Liabilities		2,113,505

Stockholder's Equity (note 2):

Common stock, $.01 par value. Authorized 10,000 shares; issued and oustanding 1,000 shares		10
Additional paid-in capital		42,202,253
Retained deficit		(39,078,065)
Total Stockholder's Equity		3,124,198
Total Liabilities and Stockholder's Equity	$	5,237,703

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Operations

Year ended December 31, 2018

Revenues:		
Commissions, dealer fees, and placement agent fees (note 4)	$	14,674,139
Interest and other income		613
Total revenues		14,674,752
Expenses:		
Commissions		8,089,114
Employee compensation and benefits		7,948,957
Other operating expenses		5,892,837
Total expenses		21,930,908
Loss before income tax benefit		(7,256,156)
Income tax benefit		1,951,693
Net loss	$	(5,304,463)

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2018

		Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at December 31, 2017	$	10	37,902,253	(33,773,602)	4,128,661
Capital contributions		—	4,300,000	—	4,300,000
Net loss		—	—	(5,304,463)	(5,304,463)
Balance at December 31, 2018	$	10	42,202,253	(39,078,065)	3,124,198

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(5,304,463)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		27,120
Changes in assets and liabilities:		
Current income tax receivable		47,483
Commissions receivable		180,307
Accounts receivable		2,423
Commissions payable		(481,611)
Accounts payable and accrued expenses		284,388
Net cash used in operating activities		(5,244,353)
Cash flows from investing activity:		
Purchase of fixed assets		(22,824)
Net cash used in investing activity		(22,824)
Cash flows from financing activity:		
Capital contributions		4,300,000
Net cash provided by financing activity		4,300,000
Net decrease in cash and cash equivalents		(967,177)
Cash and cash equivalents at beginning of year		5,900,568
Cash and cash equivalents at end of year	$	4,933,391
Supplemental disclosure:		
Amounts received pursuant to the Company's tax sharing agreement	$	2,000,000

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Inland Real Estate Investment Corp. (IREIC), as the sole stockholder, is committed to funding cash flow needs of the Company in the normal course of business. The Inland Group, LLC (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates.

A description of significant accounting policies is as follows:

(a) Revenue Recognition

Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services (the 'transaction price"). The Company enters into contracts that can include multiple services, which are accounted for separately if they are determined to be distinct.

In connection with the marketing of investment programs, commissions, dealer fees, and placement agent fees are based upon a percentage of a third-party investment in the related interest. For financial reporting and income tax purposes, these commissions and fees are earned and the related expense is incurred at the time the third-party investment is accepted by the offering party. The Company believes that the performance obligation is satisfied on such because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to /from the customer.

Commissions and fees from the sale of private placement interests totaled $52,787,729 which includes selling commissions, dealer fees for coordinating the marketing of the interests, and placement agent fees, all of which are earned at the time of the sale of the interests and are a percentage of the gross cash proceeds of the sale of the interests. Commissions and fees from the sale of shares of public offerings totaled $7,280,220, which includes selling commissions, dealer manager fees, and distribution and stockholder servicing fees, all of which are earned at the time of the sale of the shares and are a percentage of the gross cash proceeds of the sale of the shares. The Company serves as the primary broker and dealer to the investment programs and receives fees from the investment programs for the services of providing marketing services to the investment programs. The Company recognized the dealer and placement agent fees in the Company's statement of operations.

For contracts with customers, the Company has the ability to involve a third-party broker in providing services to the customer for which a commission is charged, however the Company generally does not have the discretion in such pricing reallowed to the third-party broker. In such services, the Company

is not deemed to be the principal in these arrangements, and accordingly, presents the revenue net of the related costs.

The table below summarizes commissions revenues, dealer fees, and placement agent fees for the year ended December 31, 2018.

	Commissions	Dealer fees	Placement agent fees	Total
Private placements	$ 33,138,057	$ 7,689,279	$11,960,393	$ 52,787,729
Public offerings	$ 4,566,474	$ 2,713,746	$ -	7,280,220
	$ 37,704,531	$10,403,025	$11,960,393	$ 60,067,949
Less: amounts not as a principal reallowed amounts)	$ 37,704,531	$ 7,689,279	$ -	45,393,810
Total revenue	$ -	$ 2,713,746	$11,960,393	$ 14,674,139

(b) *Cash and Cash Equivalents*

For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. The Company's cash equivalents approximate fair value due to the short-term nature of these financial instruments.

(c) *Income Taxes*

The Company is included in the consolidated federal and combined unitary state income tax returns of Inland. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Inland. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits, if any, in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Notes to Financial Statements

December 31, 2018

assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(2) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition", and requires entities to recognize revenue when they transfer control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainly of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 permits the use of either the retrospective or cumulative effect transition method. The FASB has issued several amendments to the standard, including principal versus agent guidance and identifying performance obligations.

Effective January 1, 2018, the Company adopted the new standard using the modified retrospective approach, and no cumulative effect adjustment to opening retained earnings was necessary. The Company's implementation efforts included identifying revenues and costs within the scope of the standard, reviewing contracts and documenting policies under the new standard. As a result of the Company's analysis, it identified changes to its existing revenue recognition accounting policies. The Company changed its presentation of certain commissions and fees from a gross presentation to a net presentation within commissions revenues, with respect to commissions revenues that are fully reallowed as commissions expenses to a third-party broker dealer under the contractual terms of our agreements. Selling commissions and dealer fees totaling $45,393,810 that would have historically been presented as gross commissions revenues and expenses are now presented net within the commissions revenues caption on the statement of operations. In addition, distribution and stockholder servicing fees of $124,682 that would have historically been presented as gross other income and other operating expenses are now presented net within the interest and other income caption on the statement of operations. The adoption of this standard did not have an impact on net income on the statement of operations or stockholder's equity on the statement of financial condition. See note 1a, Revenue Recognition, for revenue recognition disclosures required by ASU 2014-09.

(3) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, t December 31, 2018, the Company had net capital and minimum net capital requirements of $2,843,513 and $140,901, respectively. Minimum net capital required to be maintained is the greater of $5,000 or 6-2/3% of aggregate

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Notes to Financial Statements

December 31, 2018

indebtedness. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was approximately .74 to 1.

(4) Related-Party Transactions

Commission and fee revenues of $60,067,949, gross, and $14,674,139, net, were derived from the sale of interests in investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager. As of December 31, 2018, accounts receivable related to this income amounted to $75,943.

During 2018, the Company earned $1,874,617 in gross commission income and dealer fees related to sales of interests in investment programs that were generated by a related soliciting broker dealer. This amount was fully reallowed to the related soliciting broker dealer.

The Company is charged direct costs for specific legal, payroll processing, information technology services, marketing, and certain other administrative services performed by administrative departments of Inland. Such amounts totaled $1,331,844 for the year ended December 31, 2018 and are included in other operating expenses. As of December 31, 2018, accounts payable related to these direct costs amounted to $54,072. In addition, the Company paid rent to IREIC of approximately $111,664 for the year ended December 31, 2018. In the opinion of management, the aforementioned administrative costs and rent are believed to be reasonable; however, it is not necessarily indicative of the expense the Company may have incurred on its own account.

(5) Income Taxes

The Company is party to a tax-sharing agreement between Inland and IREIC, which provides that income tax expense or benefit be reflected on a separate company basis. The Company recorded a $1,952,517 federal income tax benefit and $824 of state tax expense for the year ended December 31, 2018. At the beginning of the year, the Company had an income tax receivable from IREIC of $209,819 relating to the unreimbursed income tax benefits for the year ending December 31, 2017. The Company received a $2,000,000 payment from IREIC representing payment by IREIC of the aforementioned $209,819 and available current tax benefit of $1,790,181. The remaining income tax benefits provided by the Company that were not paid in the amount of $162,336 were recorded as a current income tax receivable as of December 31, 2018. The income tax benefit for the year ended December 31, 2018 was computed by applying an estimated combined tax rate of 28.51% to pretax loss, exclusive of permanent differences, for the period from January 1, 2018 through December 31, 2018. Income tax benefit from operations for the year ended December 31, 2018 differs from "expected" tax benefit (computed by applying the U.S. federal income tax rate of 21% for the year ended December 31, 2018, to pretax loss) principally due to the effect of state and local income taxes (net of federal benefit and permanent differences). The Company had no unrecognized tax benefits as of December 31, 2018.

(6) Subsequent Events

Subsequent events were evaluated through February 27, 2019, the date on which the financial statements were issued, and the Company determined that there are no items to account for or disclose.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2018

Stockholder's equity	$	3,124,198
Deductions:		
Nonallowable assets:		
Commissions receivable		52,316
Current income tax asset		162,336
Fixed assets (net)		65,236
Accounts receivable		797
Total deductions		280,685
Net capital		2,843,513
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness)		140,901
Excess net capital	$	2,702,612
Aggregate indebtedness – total liabilities	$	2,113,505
Ratio of aggregate indebtedness to net capital		0.74

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4) as no material differences exist between the computations made by the independent auditor based on the audited financial statements and the broker-dealer's amended Form X-17A-5 IIA filing with the Financial Industry Regulatory Authority on February 21, 2019

See accompanying report of independent registered public accounting firm.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation for Determination of Customer Reserve Requirements and
PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Inland Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, which were agreed to by Inland Securities Corporation (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, a copy of the check, and the bank statement, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and the Focus Summary working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 27, 2019